VITESSE ENERGY, INC.

9200 E. Mineral Avenue, Suite 200

Centennial, Colorado 80112

(720) 361-2500

November 25, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg
Office of Energy & Transportation

Re:	Vitesse Energy, Inc.
Amendment No. 1 to Draft Registration Statement on Form 10-12B
Submitted October 12, 2022
CIK No. 0001944558

Ladies and Gentlemen:

Set forth below are the responses of Vitesse Energy, Inc. (“we,” “our” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided in the Commission’s letter dated on October 28, 2022 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form 10-12B, confidentially submitted to the Commission on October 12, 2022. We are filing this response letter via EDGAR.

In connection with this response letter, the Company has filed Amendment No. 1 to Registration Statement on Form 10-12B (the “Registration Statement”) with the Commission today via EDGAR. The changes reflected in the Registration Statement include those made in response to the Staff’s comments.

For your convenience, we have summarized below in bold type each of the Staff’s comments. The Company’s response to each comment is set forth immediately below the text of each comment. Unless otherwise specified, all page numbers in the Company’s responses below correspond to pages of the preliminary information statement filed as Exhibit 99.1 to the Registration Statement. Terms not otherwise defined in this response letter have the meaning set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Risk Factors

We could have an indemnification obligation to Jefferies in certain circumstances, page 27

1.

We note your response to prior comment 25 and reissue it in part. You state that the Distribution itself does not give rise to a change in beneficial ownership, and public trading of the stock of Jefferies or Vitesse by small stockholders does not give rise to a change in beneficial ownership, “but many other transactions could do so.” Please revise to describe these “other transactions” and provide the pertinent ownership levels for purposes of the analysis related to a 50% or more ownership change so that investors can better assess the risk. If you cannot provide such information, please explain.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 27 by adding various examples of transactions that could give rise to a change in beneficial ownership, such as acquisitions by the Company or Jefferies using its own stock, the merger or consolidation of the Company or Jefferies with or into another company, redemptions, recapitalizations, stock dividends, and sales or issuances of stock. We note in our revision that the list is non-exhaustive. We have not indicated the pertinent ownership level for purpose of the analysis related to a 50% ownership change. We do not believe this to be a material fact to investors because it is expected that the Company will take a conservative approach with respect to any relevant transactions to ensure that Section 355(e) of the Internal Revenue Code (the “Code”) is not triggered. Accordingly, regardless of the current percentage, we expect the Company will act as necessary to keep changes in beneficial ownership below the relevant threshold. In this manner, the current percent is mainly a factor that will inform the Company’s future transactional planning (as is discussed in the risk factor titled “We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility”), rather than a number that, on its own, impacts the risk of Section 355(e) of the Code being triggered.

Conditions to the Spin-Off, page 64

2.

We note the revised disclosure you provided in response to prior comment 5, stating only that with such a waiver “there would be less comfort that the intended tax-free treatment of the Distribution will be respected.” Further revise to disclose, if true, (1) that waiver of the receipt of either the IRS Ruling or the written opinion of Morgan, Lewis & Bockius LLP would in fact be deemed to be material to Jefferies shareholders, and (2) that therefore such waiver would result in your amending the registration statement or filing a Form 8-K (depending on the timing of the waiver).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 22-23 and 65 to indicate that such waiver would be deemed to be material to Jefferies shareholders, and therefore that Jefferies would communicate such change to shareholders by, depending on the timing of the waiver, either filing an amendment to the Registration Statement or filing a Current Report on Form 8-K describing the change.

Dividend Policy, page 64

3.

Although you suggest that the payment of dividends is discretionary, you state unequivocally your intention to pay quarterly cash dividends and you quantify in this section and at page 84 the amount you expect to pay at an approximate annual amount. If you retain such disclosures, provide a basis for stating your intention to make dividend payments considering that you do not expect to adopt a formal dividend policy and include detailed disclosure to show your historical ability to pay dividends at this anticipated amount.

RESPONSE: In response to the Staff’s comment, the Company has expanded the disclosure on pages 25 and 66.

4.

You refer here to “covenants associated with certain of our debt service obligations” and at page 46 you disclose that your new revolving credit facility “and any future indebtedness we incur may contain a number of restrictive covenants that will impose operating and financial restrictions on us, including restrictions on our ability to, among other things: declare or pay any dividend....” Please revise to describe the restrictions on your ability to declare or pay any dividend under your material agreements and disclose whether such limitations would have had any impact on your ability to pay dividends had such limitations been in effect during your last fiscal year.

RESPONSE: In response to the Staff’s comment, the Company has expanded the disclosure on pages 10-11, 32, 46-48, 66, 116 and 141-42 to describe the restrictive covenants on dividends under our Existing Revolving Credit Facility and how the restrictions currently in place have not impacted our ability to pay dividends. With respect to restrictions on the ability to pay dividends, including pursuant to our Existing Revolving Credit Facility, we note that the Company has no unconsolidated subsidiaries, and there are no restrictions on the ability of consolidated subsidiaries to transfer assets to Vitesse. We expect that the dividend restrictions under our New Revolving Credit Facility will be no less favorable than those in our Existing Revolving Credit Facility, including in respect of the ability of our consolidated subsidiaries to transfer assets to Vitesse. We have provided a description of the expected terms of the New Revolving Credit Facility in the Registration Statement and also filed a form of the New Revolving Credit Facility as an exhibit to the Registration Statement.

Supplemental Oil and Gas Information (Unaudited)

Oil and Natural Gas Reserve Data, page F-39

5.

We note your response to prior comment 30; however, the downward revision of (7.4) MMBoe related to the removal of undeveloped drilling locations due to a slower recovery of rig activity than expected in the explanation on page F-40 appears to be inconsistent with the comparable net change of (6,875) MBoe in the explanation on pages 79 and 89 for the year ended November 30, 2021. We also note the arithmetic summation of the individual changes related to revisions in the total net quantities of proved reserves in the explanation on page F-40 appears to be inconsistent with the overall downward change of (3.7) MMBoe for the year ended November 30, 2021. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-40 to correct the error noted by the Staff.

Exhibits

6.

We note your response to prior comment 36 indicating the prior reserves report inadvertently stated that a reserve category of PDNP was applied to drilled uncompleted horizontal wells, which was incorrect, and was revised to state that a reserve category of PDNP was applied to certain drilled horizontal wells. In this regard, we note the revised reserves report filed as Exhibit 99.2 includes approximately $16.0 million in future development costs (“investments”) relating to the PDNP reserves shown in the report. Please explain to us in reasonable detail the nature of these costs and the related activities to be performed. Also explain to us how you considered the magnitude of such costs on a per well basis compared to the cost of a new well in classifying your PDNP reserves as proved developed reserves rather than as undeveloped reserves. Refer to the definitions in Rule 4-10(a)(6)(i) and (a)(31) of Regulation S-X in preparing your response.

RESPONSE: The $16.0 million in “investments” relating to the PDNP reserves shown in the reserves report represent estimated remaining capital costs for which we have not yet been billed by operators. As a non-operated working interest owner, we typically are billed forty-five to ninety days after the development cost has been incurred by the operator, which means we have limited access to real-time cost data. As a result, to properly reflect remaining capital costs in the reserves report and not overstate future net cash flows, we include an estimate of our remaining unbilled investments even though our analysis indicates that the wells are substantially complete.

To further clarify, our approach to promoting wells from PUD to PDNP as a non-operated working interest owner includes analysis of projected cost data, field-level well activity reports and other information from our operators and information received from state regulatory agencies. Based on this analysis, either a majority of the costs had been incurred by operators or we were in possession of well reports indicating that well work was substantially complete for 3.59 of the 4.59 net PDNP wells included in our 2021 reserves report. Those 3.59 net wells accounted for 85% of the PV-10 of the PDNP value as of November 30, 2021. The balance of the PDNP category was established based primarily on historical spud to first production data.

* * * * *

If you have any questions or comments with respect to the foregoing or if any additional supplemental information is required by the Staff, please do not hesitate to contact the undersigned at (720) 361-2500 or Michael Swidler of Baker Botts L.L.P. at (212) 408-2511.

Yours truly,

VITESSE ENERGY, INC.

/s/ Brian Cree
Brian Cree
President

cc:	Michael Swidler, Baker Botts L.L.P.

5